

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Faraz Ali
Chief Executive Officer
Tenaya Therapeutics, Inc.
171 Oyster Point Boulevard, 5th Floor
South San Francisco, CA 94080

>   **Re: Tenaya Therapeutics, Inc.**
>   **Amended Draft Registration Statement on Form S-1**
>   **Submitted June 16, 2021**
>   **CIK No. 0001858848**

Dear Mr. Ali:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Amendment No. 1

Prospectus Summary
Our Pipeline, page 4

1.   Please explain in the meaning of the information in the column titled "USA Epl."

2.   The table includes three separate programs with the general description "New Targets" that are all in the early stages of discovery. Please limit your table to product candidates that are sufficiently material to your business to warrant inclusion in your table. If these New Targets are material, identify the indications and expand your disclosure elsewhere to identify more specifically these programs or candidates.

Use of Proceeds, page 95

3. We note your revised disclosure and response to comment 4. For the product candidates TN-201 in your MYBPC3 program and TYA-11631 in your HDAC6i program, please disclose if the proceeds will be sufficient to fund all three phases of clinical development. If not, disclose the phase of development you reasonable expect to complete with the proceeds from this offering.

Business
Our Management Team and Investors, page 124

4. Your response to comment 6 provides that the names of these investors are disclosed in the prospectus because they are holders in the Company's preferred stock and are named as investors in the Company's press releases. As noted in your response, these investors are currently not required to be disclosed in the principal stockholders section and you have not undertaken to provide updated information with respect to these investments. For these reasons, the identity of these parties does not provide meaningful information upon which to make an investment decision. Please remove the disclosure from your prospectus as highlighting these investors without undertaking to provide updated information is not appropriate.

8. Common Stock, page F-20

5. We note your disclosure in response to comment 8. Please tell us how you determined that the shares of common stock issued for the early exercise of options and restricted stock that are subject to repurchase are to be reflected as outstanding, since the transaction is not considered substantive for accounting purposes. Refer to ASC 718-10-55-31.a. for guidance.

2. Summary of Significant Accounting Policies, page F-35

6. Please disclose your consideration of ASU 2020-06, including whether you adopted this accounting pronouncement on January 1, 2021 and the impact adoption has had or may have on your consolidated financial statements. In this regard, we note your outstanding convertible preferred stock that could be subject to beneficial conversion feature accounting. Refer to SAB Topic 11:M for guidance.

You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-5513676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance

Office of Life Sciences

cc: Jennifer Knapp